PROSPECTUS
                                    ECOLAB INC.

                           555,018 SHARES OF COMMON STOCK

     This Prospectus relates to the proposed sale of up to 555,018 shares (the "Offered Shares") of the common stock, par value $1.00 per share (the "Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company") which may be offered for sale from time to time by Barry Graceman, Sherman Gleekel and Three G Enterprises, Inc. ("Three G") (collectively the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Offered Shares.


     The sale, transfer and/or distribution of the Offered Shares by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time through brokers, agents, dealers or underwriters in one or more transactions (which may involve crosses and principal trades, including block transactions), in special offerings, negotiated transactions, exchange distributions or secondary distributions, or in connection with short-sale transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any offered shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be sold under Rule 144 rather than pursuant to this Prospectus. To the extent required, the specific Offered Shares to be sold, the name of the Selling Stockholders, the purchase price, the public offering price, the name of any such brokers, agents, dealers or underwriters, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."
The Common Stock is listed on the New York Stock Exchange ("NYSE") and Pacific
Exchange and traded under the symbol "ECL."   On August 4, 1998, the closing
price of the Company's Common Stock as reported for The New York Stock Exchange, Inc. Composite Transaction Reporting System was $30.125 per share.


     The purpose of this offering is to register 555,018 shares of Common Stock issued by the Company in connection with that certain Asset Purchase Agreement, dated December 8, 1997 (the "Asset Purchase Agreement"), among Ecolab, Grace-Lee Products, Incorporated, a Minnesota corporation ("Grace-Lee"), Barry Graceman, Sherman Gleekel and Mimi Gleekel, as adjusted for the Company's two-for-one stock split ("Stock Split") effected in the form of a 100% stock dividend, payable on January 15, 1998 to the holders of record of shares of Common Stock at the close of business on December 26, 1997.

     Upon any sale of the Common Stock offered hereby, the Selling Stockholders and participating agents, brokers and dealers may be deemed to be underwriters as that term is defined in the Securities Act, and commissions or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     No underwriter is initially being utilized in connection with this offering. The Company will pay all expenses incurred in connection with this offering other than fees and expenses (including underwriting fees and selling commissions) of the Selling Stockholders. See "Plan of Distribution."

                            ----------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ----------------------------


                   The date of this Prospectus is August 5, 1998.

                                AVAILABLE INFORMATION

     Ecolab is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's filings may be inspected and copied or obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information. The web site address is http://www.sec.gov. The Common Stock, and the preferred stock purchase rights attached thereto (the "Rights"), are listed on the NYSE and the Pacific Exchange. The Company's reports, proxy statements and other filings with the Commission are also available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005 and the offices of the Pacific Exchange, Inc., located at 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the Commission a Registration Statement on a Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the amendments, exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, and to the exhibits and schedules filed therewith. All of these documents may be inspected without charge at the Commission's principal office in Washington, D.C., and copies thereof may be obtained from the Commission at the prescribed rates or may be examined without charge at the public reference facilities of the Commission. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement shall be qualified in its entirety by such reference.


                        INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-9328) are incorporated in and made a part of this Prospectus:

     (i) The Company's Annual Report on Form 10-K for the year ended December 31,1997;

     (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

     (iii)  The Company's current report on Form 8-K dated July 14, 1998.

     The description of the Common Stock, which is registered under Section 12 of the Exchange Act, is set forth under the caption "Description of Registrant's Securities to be Registered" contained in the Company's Form 8-A/A dated November 21, 1997, which constitutes Amendment No. 7 to the Company's Registration Statement on Form 8-A dated November 17, 1986, and the description of the Rights, which are registered under Section 12 of the Exchange Act, is set forth under the caption"Description of Registrant's Securities to be Registered" contained in the Company's Form 8-A/A dated December 18, 1997, which constitutes Amendment No. 1 to the Company's Registration Statement on Form 8-A dated February 27, 1996, and such descriptions are hereby incorporated herein by reference. All documents which the Company files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all documents described above (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be addressed to the Corporate Secretary, Ecolab Inc., Ecolab Center, 370 N. Wabasha Street, St. Paul, Minnesota 55102 (telephone
(612) 293-2233).


                                     THE COMPANY

     The Company is engaged in the development and marketing of premium products and services for the hospitality, institutional and industrial markets. The Company provides cleaning, sanitizing, pest elimination and maintenance products, systems and services primarily to hotels and restaurants, foodservice, healthcare and educational facilities, quickservice (fast-food units), commercial and institutional laundries, light industry, dairy plants and farms and food and beverage processors. In addition, the Company and Henkel KGaA of Dusseldorf, Germany, each have a 50% economic interest in a joint venture which operates institutional and industrial cleaning and sanitizing businesses in Europe.

     The Company is a Delaware corporation with its principal executive offices at Ecolab Center, 370 N. Wabasha Street, St. Paul, Minnesota 55102. The Company's telephone number is (612) 293-2233.


                                 RECENT DEVELOPMENTS

     The acquisition by the Company of the Chemicals Business (as defined below) of Grace-Lee ("Chemicals Business Acquisition") contemplated by the Asset Purchase Agreement was consummated on December 22, 1997. Pursuant to the Asset Purchase Agreement, 308,343 shares of Common Stock were issued to Grace-Lee on December 22, 1997, an additional 308,343 shares of Common Stock were issued to Grace-Lee on January 15, 1998 in connection with the Stock Split and an additional 18,633 shares were issued to Grace-Lee on May 11, 1998 in connection with a purchase price adjustment. These shares were subsequently transferred to the Selling Stockholders pursuant to the Plan of Liquidation of Grace-Lee dated December 31, 1997 (the "Grace-Lee Liquidation"). Only 555,018 of these shares constitute the Offered Shares to which this prospectus relates. The principal activities of the business acquired by the Company are the manufacture and distribution of cleaning chemicals and related containers and dispensing equipment and supplies for industrial, janitorial and institutional markets, including for use in the car and truck washing industry (the "Chemicals Business").

     On May 12, 1998, the Company entered into an Agreement and Plan of Merger with GCS Service, Inc. ("GCS"), a Danbury, Connecticut - based provider of commercial kitchen equipment repair services, to acquire all of the shares of GCS in exchange for shares of Common Stock having a value of approximately $26 million, subject to closing adjustments. GCS sales were $48 million for the fiscal year ended September 30, 1997. The Company completed its purchase of GCS on July 14, 1998 and issued 850,445 shares to the GCS shareholders. The number of issued shares is subject to customary post-closing adjustments.

     Additionally, on July 21, 1998, the Company issued a press release announcing results for the second quarter ended June 30, 1998. Consolidated net sales for the second quarter and for the six-month period ended June 30, 1998 were $468,460,000 and $904,822,000, respectively. Diluted net income per share for the second quarter and the six-month period ended June 30, 1998 was $0.28 and $0.51, respectively. Consolidated net sales and diluted net income per share amounts increased at double-digit rates for each of the reporting periods.

                                  USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Offered Shares.


                                PLAN OF DISTRIBUTION

     The Offered Shares may be sold from time to time by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest. The Offered Shares may be offered and sold directly to purchasers or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Stockholders selling as principal and/or the purchasers of the Offered Shares for whom they may act as agent. The Offered Shares may be sold from time to time in one or more transactions (which may involve crosses and block transactions) on the NYSE or the Pacific Exchange and any other stock exchanges on which the Offered Shares are admitted for trading, pursuant to and in accordance with the rules of such exchanges, in negotiated transactions or otherwise, at a fixed offering price, which may be changed, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Offered Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of Offered Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     If any broker-dealer purchases the Offered Shares as principal it may effect resales of the Offered Shares from time to time to or through other broker-dealers, and the other broker-dealers may receive compensation in the form of concessions or commissions from the principals and/or the purchasers of the Offered Shares for whom they may act as agents. The Selling Stockholders and any underwriter, dealer or agent that participates in the distribution of the Offered Shares may be deemed underwriters under the Securities Act, and any profit on the sale of the Offered Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, any Offered Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Selling Stockholders may, on an individual basis, from time to time following the effective date of the Registration Statement of which this Prospectus is a part, sell shares of Common Stock in short-sale transactions (including, without limitation, selling short against the box) and use some or all of the Offered Shares to cover such transactions.

     At the time a particular offer of the Offered Shares is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents (whether such party is acting as a principal or as agent for the Selling Stockholders), any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

     The terms of the Asset Purchase Agreement provide for the Company to file a shelf registration statement (the "Shelf Registration Statement") covering the Offered Shares. Pursuant to the terms of the Three G Enterprises Registration Agreement dated as of May 26, 1998 between the Company and Three G (the "Three G Agreement"), the Company has also agreed to include within the Shelf Registration Statement such of the Offered Shares as are held by Three G. The Registration Statement of which this Prospectus is a part constitutes the Shelf Registration Statement. The Company has agreed to use its reasonable efforts to cause the Shelf Registration Statement to become effective and keep the Shelf Registration Statement effective until the earlier of (i) such time as all of the Offered Shares have been disposed of or (ii) December 22, 1998. Under the terms of the Asset Purchase Agreement and the Three G Agreement, the Selling Stockholders have agreed to refrain from selling or offering to sell Offered Shares with this Prospectus in certain circumstances.

     To comply with securities laws of certain states, if applicable, the Offered Shares will be sold in such states only through registered or licensed brokers or dealers.

     The Company will pay all of the expenses incident to the offering and sale of the Offered Shares to the public other than the fees and expenses (including underwriting fees and selling commissions) of the Selling Stockholders.


                                 SELLING STOCKHOLDERS

     This Prospectus relates to shares of Common Stock that have been acquired by the Selling Stockholders in connection with the Chemicals Business Acquisition, the Company's Stock Split and the subsequent Grace-Lee Liquidation. The Selling Stockholders may offer the Offered Shares with this Prospectus in accordance with the terms of the Asset Purchase Agreement and the Three G Agreement.

     The following table sets forth the name of each Selling Stockholder and the number of shares of Common Stock acquired by each Selling Stockholder pursuant to the Chemicals Business Acquisition, the Company's Stock Split and the subsequent Grace-Lee Liquidation which are being registered hereby, some or all of which shares may be sold pursuant to this Prospectus. Besides the Offered Shares, Barry Graceman beneficially owns 40,181 shares of Common Stock and Sherman Gleekel beneficially owns 40,120 shares of Common Stock. Three G does not beneficially own any other shares of Common Stock besides the Offered Shares. There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

                                                   Shares Covered
               Selling Stockholders                by this Prospectus
               --------------------                ------------------
               Barry Graceman                          252,368

               Sherman Gleekel                         250,514

               Three G (1)                              52,136

(1) The stockholders of Three G are Barry Graceman and Sherman Gleekel.

     Barry Graceman and Sherman Gleekel have been stockholders of Grace-Lee during the three years prior to the consummation of the Chemicals Business Acquisition. In addition, during this time, (i) Barry Graceman was the President and Treasurer and a director of Grace-Lee; and (ii) Sherman Gleekel was the Executive Vice President and Secretary and a director of Grace-Lee. Barry Graceman is currently employed by the Company as Vehicle Care Division Vice President-Sales.


                                    LEGAL MATTERS

     Certain legal matters regarding the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kenneth A. Iverson, Vice President and Secretary of the Company.

                                       EXPERTS

     The consolidated financial statements and related financial statement schedule of the Company, which are included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein and in the Registration Statement by reference, have been audited by PricewaterhouseCoopers LLP, independent accountants, for the periods indicated in such firm's reports thereon. The consolidated financial statements and financial statement schedule audited by PricewaterhouseCoopers LLP (on July 1, 1998 Coopers & Lybrand L.L.P. merged with Price Waterhouse LLP to form PricewaterhouseCoopers LLP) have been incorporated herein and in the Registration Statement by reference in reliance on such firm's reports given upon their authority as experts in accounting and auditing. To the extent that PricewaterhouseCoopers LLP examines and reports on the financial statements and financial statement schedules of the Company issued at future dates, and consents to the use of their reports thereon, such financial statements and financial statement schedules also will be incorporated by reference in this Prospectus and the Registration Statement in reliance upon their reports and said authority.

     With respect to unaudited interim financial information incorporated herein and in the Registration Statement by reference, PricewaterhouseCoopers LLP has reported that they have applied limited procedures in accordance with professional standards for reviews on such information. However, their separate reports, incorporated herein and in the Registration Statement by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the Registration Statement prepared or certified by the independent accountants within the meanings of Sections 7 and 11 of the Securities Act.

     In addition, the combined financial statements and financial statement schedule of the Henkel-Ecolab Joint Venture, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein and in the Registration Statement by reference, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants for the period indicated in such firm's reports thereon. The combined financial statements and financial statement schedule audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft have been incorporated herein and in the Registration Statement by reference in reliance on such firm's reports given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in, or incorporated by reference in, this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                                -------------------


                                  TABLE OF CONTENTS




Page
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Information Incorporated by Reference. . . . . . . . . . . . . . . . . . . . . 2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6




                                    555,018 SHARES



                                     COMMON STOCK

                                  ($1.00 Par Value)



                                -------------------

                                     ECOLAB INC.


                                -------------------



                                   August 5, 1998


--------------------------------------------------------------------------------